SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑          Form 40-F ☐.

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐          No ☑.

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____________.]

Monthly Sales Report — April 2005	3
Regulated Announcement for the month of April 2005	4 ~ 6
Signatures	7

MACRONIX INTERNATIONAL CO., LTD.
For the month of April 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2005.

     Sales volume (NT$:Thousand)

Time	Item	2005	2004	Changes	(%)
April	Invoice amount	1,328,690	2,097,033	-768,343	-36.64%
April	Net Sales	1,316,322	2,099,948	-783,626	-37.32%

     Funds lent to other parties (NT$:Thousand)

	Bal. As of	Bal. As of
	April, 2005 end	March, 2005 end	Limit of lending
MXIC	0	0	15,604,058
MXIC’s subsidiaries	1,441,547	1,441,547	5,383,063

     Endorsements and guarantees (NT$:Thousand)

	Limit of endorsement	April	Bal. As of period end
MXIC	15,604,058	0	3,652,272
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	3,652,272
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$:Thousand)

4-1 Hedging purpose (for assets/liabilities denominated in foreign currencies) :

			Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	375,240	—	—
	Mark to Market Value	—	—	—	—	—	323	—
Expired Contract	Notional Amount	—	—	—	—	—	875,560	—	—
	Mark to Market Value	—	—	—	—	—	11,534	—	—

MACRONIX INTERNATIONAL CO., LTD.
For the month of April 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of April 2005.

     The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of
		shares held
		when elected
		(for Directors,	Number of	Number of
		Supervisors and	shares held as	shares held as
Title	Name	Executive Officers)	March 31, 2005	April 30, 2005	Changes
Assistant Vice President	Y.L.Lin	0	9,661,413	8,661,413	-1,000,000
Assistant Vice President	H.C.Liu	0	494,356	476,356	-18,000
Assistant Vice President	C.D.Lin	0	3,059,822	3,049,822	-10,000
Assistant Vice President	Paul Yeh	0	8,798,102	8,618,102	-180,000

     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of the
		pledged common		Accumulated
		shares as of	Date of the	number of pledged
Title	Name	April 30, 2005	clear of pledge	common shares
Chairman & President	Miin Wu	5,700,000	2005/04/14 & 2005/04/15	24,330,000
Executive Director	Champion Investment Co.,Ltd	4,000,000	2005/04/21	4,000,000
Director & Vice President	Simon Wang	579,384	2005/04/11	5,309,384

     Outstanding units and shares of ADR:

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on March 31,	shares on March 31,	units on April 31,	shares on April 31,
2005	2005	2005	2005
2,056,315.3	20,563,153	2,056,315.3	20,563,153

     Outstanding amount of Convertible Bonds :

	Conversion	Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Price	on March 31, 2005	On April 30, 2005
0.5% Convertible Bonds Due 2007	NT$28.2329	USD$100,000	USD$100,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of April 2005

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of April 2005.

     The acquisition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2005/04/19	High Yield Securities Investment Trust Fund	24,124,891.8600	14.0796 ~ 14.1316	340,000,000
2005/04/19	HSBC NTD Money Management Fund	31,024,600.7000	14.4368 ~ 14.5374	450,000,000
2005/04/19	Shin-kong Chi-Shin Fund	39,316,264.1800	13.9626 ~ 14.0113	550,000,000
2005/04/20	Jih-sun Bond Fund	32,251,994.7400	13.2808 ~ 13.3485	430,000,000
2005/04/22	JF (TAIWAN) BOND FUND	20,114,923.3000	14.9143	300,000,000
2005/04/22	ABN AMRO Bond Fund	37,404,375.0400	14.6784 ~ 14.7257	550,000,000
2005/04/25	NITC BOND FUND	2,801,691.9000	160.2430 ~ 160.8050	450,000,000

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: May 31, 2005	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center